Exhibit 12.1

SCHEDULE OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,					Six Months Ended June 30,
	2011	2012	2013	2014	2015	2016
	(in thousands)
Earnings:
Income (loss) before income taxes and cumulative effect of accounting change	$53,969	$116,453	$(27,568)	$(10,168)	$(314,019)	$(175,099)
Interest expense	86,192	93,200	93,890	87,236	99,600	45,568
Loss on investment in equity investees in excess of distributed earnings	—	361	958	6,094	7,928	—
Amortization of capitalized interest	170	115	381	422	540	308
Loan cost amortization	523	2,906	2,928	6,122	4,623	2,287
Earnings (loss)	$140,854	$213,035	$70,589	$89,706	$(201,328)	$(126,936)
Fixed Charges:
Interest expense	$86,192	$93,200	$93,890	$87,236	$99,600	$45,568
Capitalized interest	883	2,249	1,131	2,103	2,309	989
Loan cost amortization	523	2,906	2,928	6,122	4,623	2,287
Fixed Charges	$87,598	$98,355	$97,949	$95,461	$106,532	$48,844

Ratio of Earnings to Fixed Charges	1.6	2.2	(a)	(a)	(a)	(a)

(a)
Earnings (loss) for the six months ended June 30, 2016 and twelve months ended December 31, 2015, 2014 and 2013 were inadequate to cover fixed charges by $144.8 million, $307.9 million, $5.8 million and $27.4 million, respectively.